                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              OAK TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  671802 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 DAVID D. TSANG
                            C/O OAK TECHNOLOGY, INC.
                                139 KIFER COURT
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 737-0888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                JANUARY 6, 1999
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------


                        AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 amends and supplements the Schedule 13D dated November 17, 1998 as amended and restated by Amendment No. 1 dated November 24, 1998 (as so amended and restated, the "Statement") filed with respect to the Common Stock (the "Common Stock") of Oak Technology, Inc. ("Oak").


          Except as set forth below, there are no changes to the information set forth in the Statement. Capitalized terms used and not defined herein have the same meanings previously ascribed to them in Statement.

          Items 3, 4 and 7 are hereby amended and restated as follows:

-----------------------                                  ---------------------
 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All acquisitions of Common Stock by Mr. Tsang have been made using personal funds.

          All acquisitions of Common Stock by Mr. Hsu have been made using personal funds.

          All acquisitions of Common Stock by ASE have been made using funds of an affiliate of ASE.


ITEM 4 - PURPOSE OF TRANSACTION

          On November 13, 1998, the Reporting Persons made a proposal (the "Proposal") to the Board of Directors of Oak (the "Board of Directors") to acquire, through an entity formed by the Reporting Persons, all of the shares of Common Stock of Oak not currently owned by them. Pursuant to the Proposal, each holder (other than the Reporting Persons) would have received $4.50 in cash for each share of Common Stock.

          On December 21, 1998, the Reporting Persons issued a press release in which the Reporting Persons announced the expiration of the Proposal.

          While the Reporting Persons no longer have any specific plan or proposal to acquire or dispose of Oak's Common Stock, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities and other investment considerations.

          Any or all of the Reporting Persons may engage in communications with one or more stockholders of Oak, one or more officers of Oak and/or one or more members of the board of directors of Oak and/or one or more representatives of Oak regarding Oak, including but not limited to its operations. In addition, any or all of the Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of Oak; an extraordinary corporate transaction involving Oak; and/or changes in the board of directors or management of Oak.

          Except the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could resulting in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Any or all of the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

          Following the filing of this Amendment No. 2, the Reporting Persons will no longer be making joint filings regarding the matters related hereto.

-----------------------                                  ---------------------
 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

          The following documents are included in this Statement as Exhibits hereto:

          1.  Letter, dated November 13, 1998, from David D. Tsang to Oak.*

          2.  Joint Filing Statement.**

          3.  Press Release, issued by Oak, dated November 18, 1998.**

          4.  Press Release, issued by Oak, dated November 23, 1998.**

          5. Press Release, issued by Gold Acquisition Group, dated December 21, 1998.
          ------------
          *  Filed with original Statement on November 17, 1998.

          ** Filed with Amendment No. 1 on November 24, 1998.

-----------------------                                  ---------------------
 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------


SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 1999

                                    DAVID D. TSANG

                                    /s/ DAVID D. TSANG
                                    -------------------------------
                                    David D. Tsang

                                    TA-LIN HSU

                                    /s/ TA-LIN HSU
                                    -------------------------------
                                    Ta-lin Hsu

                                    ADVANCED SEMICONDUCTOR
                                    ENGINEERING, INC.

                                    /s/ JASON C.S. CHANG
                                    -------------------------------
                                    Chairman

                                    ASIA PACIFIC GROWTH FUND II, L.P.
                                    By:  H&Q ASIA PACIFIC II, LLC, General
                                       Partner

                                    /s/ TA-LIN HSU
                                    -------------------------------
                                    Managing Member

                                 EXHIBIT INDEX
                                 -------------


Exhibit               Description
-------               -----------

1 Letter, dated November 13, 1998 from David D. Tsang to the Company.*


2                     Joint Filing Statement.**


3                     Press Release dated November 18, 1998.**


4                     Press Release dated November 23, 1998.**


5                     Press Release dated December 21, 1998


*   Filed with original Statement on November 17, 1998.

**  Filed with Amendment No. 1 on November 24, 1998.